United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-4850	CUSIP Number 20536310
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		April 01, 2011
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

COMPUTER SCIENCES CORP
Full Name of Registrant

Former Name if Applicable
3170 Fairview Park Drive
Address of Principal Executive Office (Street and Number)
Falls Church, Virginia 22042
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, in fiscal year 2011 Computer Sciences Corporation (the “Company”) initiated an investigation into certain accounting errors in the Company’s Managed Services Sector (“MSS”), primarily involving accounting irregularities in the Company’s Nordic region. Initially, the investigation was conducted by Company personnel, but outside company counsel and forensic accountants retained by such counsel later assisted in the Company’s investigation. On January 28, 2011, the Company was notified by the Division of Enforcement of the United States Securities and Exchange Commission (the “SEC”) that the SEC had commenced a formal civil investigation relating to these matters, with which the Company is cooperating. On May 2, 2011, the Audit Committee of the Company’s Board of Directors commenced an independent investigation into matters relating to MSS and the Nordic region, matters identified by subpoenas issued by the SEC’s Division of Enforcement and certain other accounting matters identified by the Audit Committee and retained independent counsel to represent CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with such independent investigation. Independent counsel has retained forensic accountants to assist their work. Independent counsel also represents CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with the investigation by the SEC’s Division of Enforcement.
In addition, the SEC’s Division of Corporation Finance has issued comment letters to the Company requesting additional information regarding its previously disclosed adjustments in connection with the above-referenced accounting errors, the Company’s conclusions regarding such adjustments and the Company’s analysis of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting. The Company is responding to such comments.
The investigation of the accounting irregularities in the Nordic region is not sufficiently complete so as to allow the Audit Committee and the Company to determine the appropriateness of filing the Company’s financial statements for the year ended April 1, 2011. Consequently, the Company will not be able to file its Form 10-K for the year ended April 1, 2011 before the required filing date of May 31, 2011. The Company currently anticipates that the Form 10-K will be filed on or before June 15, 2011, the prescribed due date according to Rule 12b-25.
The Company is unable to predict the effect, if any, the foregoing matters may have on its business, financial condition or results of operations.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Donald G. DeBuck	703	876-1000
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  For the fiscal year ended April 1, 2011, the Company has preliminarily announced revenue of $16.04 billion and fully-diluted earnings per share of $4.73 (including $0.22 per share attributable to discontinued operations) compared to fiscal 2010 revenue of $15.92 billion and fully-diluted earnings per share of $5.28. The reduction in the Company’s preliminary earnings per share for fiscal 2011 as compared to fiscal 2010 is primarily due to a profit adjustment related to the Company’s contract with National Health Service in the United Kingdom, net out of period adjustments in the Company’s Managed Services Sector and a higher effective tax rate.

  Because the Company has not issued its financial statements for the year ended April 1, 2011, all financial results described herein should be considered preliminary and are subject to change to reflect any necessary additional corrections or adjustments, or changes in accounting estimates, that are identified in connection with these matters. In addition, the outcomes of the SEC and Audit Committee investigations are uncertain at this time.

Computer Sciences Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	05-25-2011	By /s/	Donald G. DeBuck	Title:	Vice President and Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).